Exhibit 99.1

Tarena Delivers Notice of Intent to Terminate Merger Agreement Due to Breach by Parent and Merger Sub

BEIJING, September 30, 2021 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that it has delivered a written notice to Kidedu Holdings Limited (“Parent”), Kidarena Merger Sub, a wholly owned subsidiary of Parent (“Merger Sub”) and Ascendent Capital Partners (“ACP”), of the Company’s intention to terminate the Agreement and Plan of Merger dated April 30, 2021 (the “Merger Agreement”) with Parent and Merger Sub due to the breach of the Merger Agreement by Parent and Merger Sub.

If Parent and Merger Sub fail to cure their breaches by October 30, 2021 by confirming that Parent and ACP will, respectively, take all actions and do all things necessary, proper or advisable to close the transactions contemplated by the Merger Agreement by December 31, 2021, the Company intends to terminate the Merger Agreement and will be entitled to the parent termination fee pursuant to the Merger Agreement and other transaction documents.

While the Merger Agreement continues in effect, the Board of Directors of the Company cautions the Company’s shareholders and the public that there can be no assurance that the transactions contemplated by the Merger Agreement will be consummated, as substantial uncertainty exists as to whether Parent and Merger Sub will timely cure their breaches. The Company will provide further updates as required by applicable law.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn